DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06029762

March 24, 2006

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2006

Re: General Motors Corporation
Incoming letter dated February 7, 2006

Dear Ms. Larin:

This is in response to your letter dated January 13, 2006 concerning the shareholder proposal submitted to GM by Isabelle Kirsner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Isabelle Kirsner
1760 Overland Court
Deerfield, IL 60015

PROCESSED
APR 28 2006
THOMSON
FINANCIAL

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on November 30, 2005 from Isabelle Kirsner (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal would request that the Board of Directors establish a committee of executive officers to verify information in the owner's manual for passenger cars and to communicate information about the owner's manual to authorized dealers.

General Motors intends to omit the proposal under Rule 14a-8(f) (proponent has not provided acceptable documentary support of her eligibility to submit a proposal) and Rule 14a-8(i)(7) (proposal relates to ordinary business matters).

1. The Proponent Has Not Provided Adequate Evidence of Stock Ownership.

Although Ms. Kirsner's letter stated that she was a stockholder, the records of GM's transfer agent did not identify her as a record owner. Accordingly, General Motors wrote her on November 30, 2005 (Exhibit B) to request evidence of her stock ownership, quoting the section of Question 2 that describes how to prove eligibility (subsection (2)(i) and (ii)) and providing a copy of Rule 14a-8. On December 13, 2005 Ms. Kirsner mailed GM a copy of what her cover letter described as "a recent account statement from Ameritrade Inc. showing ownership of 100 shares of General Motors Corp. ("GM") common stock." (Exhibit C). The statement, titled "Portfolio Report/report period: 10/29/05 – 11/25/05," includes under "Account Positions" 100 shares of GM stock. The report, however, does not verify that Ms. Kirsner continuously held these shares of stock for at least one year. Staff Legal Bulletin No. 14 (July 13, 2001) clarified that monthly, quarterly, or other periodic investment statements do not sufficiently demonstrate continuous ownership of securities to evidence eligibility (Question (c)(2)). Instead, the Staff stated:

> A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. [Italics in original]

In addition, Ms. Kirsner's letter accompanying the report did not include a statement that she intends to continue to hold those securities through the date of the annual meeting of stockholders. Since subsection 2(i) of Rule 14a-8(b) requires both of those assertions, the proponent has not provided adequate evidence of stock ownership, and GM may omit her proposal under Rule 14a-8(f).

2. The Proposal Deals with Ordinary Business Matters.

The Commission has stated that one of the principles underlying this exclusion for ordinary business operations in Rule 14a-8(i)(7) is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 40018 (May 21, 1998). Product marketing and customer service are generally part of a company's day-to-day business operations, and proposals about such matters are excludible under Rule 14a-8(i)(7). For example, in Pfizer Inc. (January 23, 2006), the Staff took a no-action position with regard to the exclusion of a proposal dealing with the effects of psychotropic medications, as well as information on administering and monitoring their use, on the grounds that it related to the company's ordinary business operations involving product research, development and testing. See also, e.g., International Business Machines Corporation (January 6, 2006) (design and development of software products relates to ordinary business); Burlington Northern Santa Fe Corporation (January 14, 2004) (development and adaptation of new technology for operations). The current proposal's focus on the contents of owner's manuals for certain GM products is analogous to the Pfizer proposal's topic of information regarding the use of medications produced by the company; in both cases the subject of the proposal is part of the day-to-day operations that are the responsibility of company management rather than the stockholders.

Similarly, the Staff has consistently held that matters of customer service are related to ordinary business operations and therefore excludible under Rule 14a-8(i)(7). See, e.g., Bank of America Corporation (January 5, 2005); Consolidated Edison, Inc., March 10, 2003; Deere & Company (November 29, 2002). The contents of owner's manuals and the communication between a company and its dealers about changes in those contents are essentially part of relations with the company's customers, and as such are also part of the ordinary, day-to-day business of the company. Accordingly, the proposal may be excluded under Rule 14a-8(i)(7) on the grounds that it relates to ordinary business matters of General Motors.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders.

GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Isabelle Kirsner (via fax)

EXHIBIT A

SENT TO SARA LEE CORPORATION — JOHN BRYAN FORWARDED TO NEP

(847) 945-5339 (Phone)
(501) 642-5749 (Fax)

Isabelle Kirsner
1760 Overland Court
Deerfield, IL 60015

isabellegk@yahoo.com

Send to Nancy Polis - SM

RECEIVED
NOV 30 2005
OFFICE OF SECRETARY
DETROIT

November 23, 2005

General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48265-3000

Attention: Corporate Secretary

Ladies and Gentleman:

I am a shareholder of General Motors Corporation ("GM"). Please be advised of my intent to present or cause to be presented the following proposal for action at GM's 2006 annual meeting of shareholders:

"Resolved, that the shareholders of General Motors Corp. ("GM") respectfully request that the GM board of directors establish a committee of no fewer than three "executive officers" of GM, within the meaning of Section 16 of the Securities Act of 1934, with the duty of (1) verifying each factual statement in passenger car owners' manuals prior to the introduction of the cars to which the manuals relate to insure that each such statement is correct at the time of printing and (2) insuring that authorized dealers for those cars are adequately notified of changes in features of particular models so that they do not mislead prospective customers concerning them."

I request that the foregoing proposal, along with the following statement in its support, be included in the proxy statement relating to GM's 2006 annual meeting of shareholders:

"GM has published a document entitled "Winning With Integrity." In it is the following:

> 'Accurate Information, Records, and Communications
>
> 'Including false or misleading information in any GM financial or other business record is strictly prohibited. Inaccurate information leads to bad decisions by GM. And our customers, suppliers, investors, business partners, communities, and government officials rely on us for accurate information. We must make sure that all GM business records are maintained accurately and that any errors or omissions are promptly spotted, discussed with leadership, and promptly corrected.'

"It is believed that most if not all owners' manuals for GM passenger cars contain a statement that '(t)his manual includes the latest information at the time it was printed. We reserve the right to make changes after that time without notice'. The corollary is that statements included in a printed manual are correct at the time of printing. In at least one instance, a statement of a feature that was correct with respect to the 2003 model of a particular GM car, which feature GM subsequently advised was discontinued with

respect to the 2004 and subsequent models of that car, was described not only in the manuals for the 2004 and 2005 models, but in the manual for the recently introduced 2006 model of the same car.

"Dealers in some instances respond to questions of prospective customers on the basis of the owners' manual for the passenger car being considered. If those responses are incorrect, a logical perception of purchasers who relied on the dealer's representation is that the GM organization told an untruth to bring about the sale. Such a perception far transcends ordinary business dealings and involves the critical component of integrity. As GM's own published statements arguably imply, the future of any organization today to a large extent is a function of integrity. The requested committee establishment will foster the perception of integrity by helping to prevent prospective and actual customers of GM cars from being given false information, whether orally by dealers or in the owners' manuals to which the cars relate."

Very truly yours,

/s/ Isabelle Kirsner

Isabelle Kirsner

(847) 945-5339 (Phone)
(501) 642-5749 (Fax)

Kenneth S. Kirsner
1760 Overland Court
Deerfield, IL 60015

kennethsk1@yahoo.com

July 26, 2005

Chair, Audit Committee
General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48265-3000

Dear Sir or Madam,

Enclosed is a copy of a letter to Cadillac Customer Service intended to confirm prior communications concerning the accessory or cigarette lighter jacks on the 2005 CTS. I would appreciate your reading it.

In briefest terms, Cadillac advised prior to the purchase that the jacks can be without current when the ignition key was in the "off" position. After purchasing the car, Cadillac has advised that the 2005 CTS manual and prior verbal advice were in error and that nothing would be done. Requests for information as to whether substitution of the fuse available for the 2003 CTS would achieve the objective or whether the objective could be achieved by connecting the jacks to the part of the electrical system that receives no current when the ignition key is in the "off" position (such as the radio and many other electrical devices) have been ignored.

The response or non-response of Cadillac to the oral and written representations, now stated by Cadillac to be misrepresentations, suggests a "go away" and "get lost" attitude. It is not acceptable. It is also totally unexplainable. I sincerely believe that the causing the jacks to operate as stated verbally and in the manual can be accomplished with the utmost of simplicity. The statement that doing so is unauthorized, notwithstanding the oral and written statements to the contrary, and refusal to respond to the above mentioned requests for related information are beyond my comprehension.

This matter far transcends a garden-variety business dispute. It entails matters of ethics and integrity, being matters within the province of the Audit Committee. Misrepresentations are serious business. Equally serious are the cavalier attitudes towards customers that to date have been displayed to this customer.

I respectfully request your intervention.

Very truly yours,

/s/ Kenneth S. Kirsner

Kenneth S. Kirsner.
Enc.

(847) 945-5339 (Phone)
(501) 642-5749 (Fax)

Kenneth S. Kirsner
1760 Overland Court
Deerfield, IL 60015

kennethsk1@yahoo.com

July, 5, 2005

Mr. Kyle Henson
Cadillac
General Motors Corporation
P.O. Box 33169
Detroit, MI 48232-5169

Re: 2005 Cadillac CTS
Accessory Outlets

Dear Kyle,

I refer to our approximately half-dozen telephone conversations concerning the matter described below. As mentioned in the last of the conversations, I am sending you this letter primarily to memorialize the conversations, including the communicated position of the Cadillac organization concerning it.

The fact that I find it necessary to write this letter should be an extreme embarrassment to Cadillac.

At issue are representations made by Cadillac as to the power supply to the accessory outlets in the 2005 Cadillac CTS. In summary, Cadillac stated orally and in writing that it could cause current not to flow to the cigarette lighters or accessory jacks when the ignition key is in the "off" position. If the current thereafter continued to flow, of course, a mobile telephone, a laptop computer or other accessory plugged into the jack would be a continuing drain on the battery. The possibility of a resulting dead battery is not an academic observation. It has happened several times during ownership of my last General Motors car. The associated inconvenience requires no elaboration.

I should add that my last four non-US cars, one Nissan and three Infinities, did not have current flow to the accessory jacks when the ignition key was in the "off" position. From an informal survey of friends, it appears that nearly all non-US cars currently function in a similar manner.

In March 2005, my family decided to purchase a new car. A 2005 Cadillac CTS was one of the cars considered. In a pre-purchase discussion at Weil Cadillac/Hummer, in Libertyville, Illinois, where the CTS was ultimately purchased, I asked Mr. Siddiq Ahmet, a pleasant, helpful and professional sales representative with whom we dealt, about the accessory jacks. He stated that he thought they were deactivated when the ignition key was turned to the "off" position, but would check. After asking technical people, he advised that the jack could operate either way (one being "live" at all times),

although he mentioned that there could be a delay of a few minutes before deactivation. I was satisfied with the response. My family bought the car.

With the car home, I went through the system of making adjustments and selecting options. The issue of the accessory jacks, which were then in the forever "live" mode, was not among those addressed by the car computer or the Customer Convenience/Personalization Guide. Thereafter, I reviewed the 2005 Cadillac CTS/CTS-V Owner Manual that came with the car. Following is a quote from page 3-25 of that manual:

> "**Accessory Power Outlets**
>
> "With accessory power outlets, you can plug in auxiliary electrical equipment such as a cellular telephone or CB radio.
>
> "The front accessory power outlet is located in the ashtray on the instrument panel below the climate control system. The outlet will have a cigarette lighter if your vehicle has this option. Remove the cigarette lighter to access the outlet.
>
> "The rear accessory power outlet is located on the back of the center console.
>
> ***"The power outlets can be set to be powered all of the time or to be turned off 10 minutes after your vehicle is shut off. If you desire a change from this setting, see your dealer for a fuse adjustment...."*** (Emphasis added.)

A call to the dealer resulted in my bringing the car in for the mentioned fuse adjustment. It is not necessary to recount all that followed. Suffice it to say that after two visits to the dealer, which purportedly reviewed the matter with Cadillac personnel outside the dealership, the dealer advised that:

- The advice of the sales representative was in error.
- The statement in the manual about the fuse adjustment applied only to the 2003 Cadillac CTS, even though it was in the manual for the 2005 Cadillac CTS.
- The dealer would take no further action.

This led to the beginning of our communications. After reviewing the matter with your organization, you confirmed the dealer's advice that the statement in the 2005 manual about the fuse adjustment applied only to the 2003 Cadillac CTS.

While I don't know what they are, I am sure there are good reasons why Cadillac chose to connect the cigarette lighter jack to the side of the fuse box that is "live" at all times, rather than the side that is "live" only when the ignition key is in the "on" or "accessory"

mode. I am also sure that there are good reasons why Cadillac chose to offer a fuse adjustment in 2003. Reasons for not offering the fuse adjustment after 2003 while continuing to state that the option exists, however, escape me.

I asked you if the electrical system in the CTS was changed after 2003 such that the same fuse that would do the job in 2003 couldn't be used in the 2004 and 2005 models. Your answer, I believe, was to the effect that it was authorized for the 2003 model, not subsequent models, and, accordingly, Weil Cadillac/Hummer in Libertyville would not attempt the substitution. I submit that is not an answer to the question.

I also asked for a statement, assuming the fuse option was not viable, as to exactly what would be necessary to cause the accessory jack to be "live" only when the ignition was in the "on" or "accessory" mode. For example, I suggested that connecting the fuse to the side of the fuse box that receives current only when the ignition is in the "on" or "accessory" mode, such as the fuse for the radio, might be a simple solution. Your answer was that Weil Cadillac/Hummer in Libertyville would not do that. That, too, I submit is not an answer to the question.

In a more recent conversation, I asked again for answers to the two questions – this time in writing so as to avoid any misunderstandings. I also asked that since the questions could be conceived to be technical in nature, more senior Cadillac engineering personnel be enlisted to answer them. You declined.

Some, probably most, would not care about when current flows to the cigarette lighter jack. As is obvious, I do, and did before purchasing the car. The misstatements might not have been the deciding factor in the purchase decision, but represented a factor. What is most important, however, is that misrepresentations are serious business.

In one of our conversations, you asked what it would take for me not to be a dissatisfied customer. I want Cadillac to do whatever is necessary (which you have given me no reason to think is much) to cause the accessory jacks to perform as represented.

At the risk of repetition, I ask for written answers to the following:

1. Will the mentioned fuse for the 2003 Cadillac CTS, fit in the 2005 Cadillac CTS?

2. If the answer to the preceding question is "yes," will the fuse result in the current to the accessory jacks ceasing to flow immediately or shortly after the ignition key is turned to the "off" position?

3. If the answers to the two preceding questions are "no," could the desired result be achieved by connecting the fuse for the accessory jacks to a current source in the fuse box that is "live" only when the ignition is in the "on" or "accessory" position?

Please respond by July 15, 2005 to the questions asked and, if you wish, to any factual statements in this letter that you believe in error,

Sincerely,

/s/ Kenneth S. Kirsner

Kenneth S. Kirsner

EXHIBIT B

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

f/c

November 30, 2005

BY FEDERAL EXPRESS
Isabelle Kirsner
1760 Overland Court
Deerfield, IL 60015

Dear Ms. Kirsner:

General Motors has received your letter dated November 23, 2005 submitting a stockholder proposal for the 2006 Annual Meeting of Stockholders.

According to GM's transfer agent, you are not a record owner of GM stock, so that we are not able to confirm your stock ownership. Please provide us with evidence that your stock ownership satisfies the requirements of Rule 14a-8 (a copy of which is enclosed for your information). Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

As stated in Question 6(1) of the enclosed Rule, you must send evidence of your stock ownership that satisfies the rule quoted above no later than 14 days after you receive this letter. Please direct your letter to me, at the address at the bottom of the first page (including the mail code—MC482-C23-D24).

Sincerely,

Anne T. L

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

EXHIBIT C

C: A. Laren
J. Colby

(847) 945-5339 (Phone)
(501) 642-5749 (Fax)

Isabelle Kirsner
1760 Overland Court
Deerfield, IL 60015

isabellegk@yahoo.com

RECEIVED

JAN - 9 2006

OFFICE OF SECRETARY
DETROIT

December 13, 2005

General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48265-3000

Attention: Corporate Secretary

Ladies and Gentleman:

I refer to prior correspondence concerning my intent to present or cause to be presented a proposal for action at GM's 2006 annual meeting of shareholders.

Provided herewith is a copy of a recent account statement from Ameritrade Inc. showing ownership of 100 shares of General Motors Corp. ("GM") common stock. Dollar amounts other than those relating to the GM common stock have been blacked out as such amounts are not relevant to the proposal. If you have any questions or wish additional information, please let me know.

Very truly yours,

Isabelle Kirsner

Isabelle Kirsner
Enc.

account # 773-864347

Portfolio Report

report period: 10/29/05 - 11/25/05

Account Registration:

KENNETH S KIRSNER &
ISABELLE KIRSNER JT TEN
1760 OVERLAND TRL
DEERFIELD, IL 60015-1812

800-669-3900
AMERITRADE
DIVISION OF AMERITRADE INC
PO BOX 2209
OMAHA, NE 68103-2209

Announcements:

GET YOUR COST BASIS CALCULATIONS WITH FREE GAIN/LOSS TRACKING! INCLUDES WASH SALES AND CAPITAL GAINS. GO TO THE NEW WEB SITE'S "BALANCE AND POSITIONS" PAGE UNDER THE PORTFOLIO MENU.

Portfolio Summary

Investment	Current Value	Prior Value	Period Change	% Change	Estimated Income	Estimated Yield	Portfolio Allocation
Cash	$[redacted]	$[redacted]	$[redacted]	[redacted]	$[redacted]	[redacted]	-
Short balance	-	-	-	-	-	-	-
Stocks	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	100.0%
Short stocks	-	-	-	-	-	-	-
Bonds	-	-	-	-	-	-	-
Options	-	-	-	-	-	-	-
Short options	-	-	-	-	-	-	-
Mutual funds	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**$[redacted]**	**$[redacted]**	**$[redacted]**	**5.0%**	**$[redacted]**	**1.8%**	**100.0%**
Margin Equity	**100.0%**						

Portfolio Allocation


Stocks 100.0%

Cash Activity Summary

	Current	YTD
Opening Balance	$[redacted]	$[redacted]
Securities purchased	[redacted]	[redacted]
Securities sold	-	[redacted]
Funds deposited	[redacted]	[redacted]
Funds disbursed	-	[redacted]
Income	[redacted]	[redacted]
Expense	-	-
Other	-	-
Closing balance	$[redacted]	$[redacted]

Income & Expense Summary

	Taxable	Non-taxable	YTD
Income			
Dividends	$ -	$ -	$[redacted]
Interest	0.03	-	[redacted]
Other	-	-	-
Expense			
Interest	$ -	$ -	$ -
Fees	-	-	-
Other	-	-	-
Net	$[redacted]	$ -	$[redacted]

Performance Summary

	YTI
Cost basis as of - 11/25/05	$[redacted]
Realized gains*	0.0
Realized losses*	0.0
Unrealized gains	0.0
Unrealized losses	[redacted]
Funds deposited/(disbursed)	[redacted]
Income/(expense)	[redacted]
Securities received/(delivered)	0.0

*Cost Basis Information will be available in 2006

AMERITRADE

Balances & Positions 773864347

Sun Dec 11 2005 8:09:51 PM EST

Account Balances		Today's net change
Cash balance	[redacted]	$0.00
Margin balance	$0.00	$0.00
Long stock value	[redacted]	$0.00
Account value	[redacted]	$0.00

Buying Power (BP)	
Avail. funds for trading	[redacted]
Stock BP	[redacted]
Options BP	[redacted]

Other Balances		Today's net change
Long marginable value	[redacted]	-$0.03
Short marginable value	$0.00	$0.00
Margin equity	[redacted]	-$0.03
Equity percentage	100.00%	0.00%
Maint. requirement	[redacted]	$0.00

Account Positions

Stocks — **Market value = $792,025.74***

Symbol	Description	Qty	Asset	Last	Open	High	Low	Mkt Val
ACKHQ	ARMSTRONG HOLDINGS INC COM	[redacted]	quity	1.84	1.84	1.85	1.80	[redacted]
AEE	AMEREN CORP CM	[redacted]	Equity	51.51	51.48	51.86	51.33	[redacted]
BAX	BAXTER INTERNATIONAL INC CM	[redacted]	quity	38.76	38.98	39.00	38.62	[redacted]
BBI	BLOCKBUSTER INC CL A	[redacted]	Equity	4.30	4.35	4.39	4.25	[redacted]
BBI.B	BLOCKBUSTER INC CL B	[redacted]	Equity	3.93	3.94	3.99	3.87	[redacted]
GM	GENERAL MOTORS CORP COM	100	Equity	22.92	22.27	23.03	22.02	2,292.00
GWW	GRAINGER W W INC COM	[redacted]	Equity	70.35	70.28	70.64	69.60	[redacted]
NU	NORTHEAST UTILS SERVICE CO COM	[redacted]	quity	19.56	19.50	19.64	19.39	[redacted]
SEPR	SEPRACOR INC COM	[redacted]	Equity	53.42	53.88	54.08	53.00	[redacted]
SOLUQ	SOLUTIA INC COM	[redacted]	Equity	0.47	0.455	0.48	0.455	[redacted]
SRNA	SERENA SOFTWARE INC COM	[redacted]	Equity	23.29	23.33	23.35	23.26	[redacted]
TMNG	MANAGEMENT NETWORK GROUP INC COM	[redacted]	quity	2.33	2.37	2.37	2.25	[redacted]
TUP	TUPPERWARE BRANDS CORP COM	[redacted]	Equity	23.11	23.19	23.27	23.05	[redacted]
VIA.B	VIACOM INC CL B	[redacted]	Equity	34.41	34.66	34.73	33.72	[redacted]
YRK	YORK INTL CORP NEW COM	[redacted]	Equity	56.45	56.43	56.52	56.37	[redacted]

* Market value

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2006

The proposal relates to executive compensation.

There appears to be some basis for your view that GM may exclude the proposal under Rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of GM's request, documentary support evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). We also note your representation that GM's request included a copy of rule 14a-8. Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GM relies.

Sincerely,

Mark F. Vilardo
Special Counsel